Earthstone Energy, Inc.

1400 Woodloch Forest Drive, Suite 300

The Woodlands, Texas 77380

October 10, 2017

VIA EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:Earthstone Energy, Inc.

Registration Statement on Form S-3

File No. 333-218277

Withdrawal of Acceleration Request

Dear Mr. Schwall:

Reference is made to our letter, filed as correspondence via EDGAR on October 6, 2017, in which we requested the acceleration of the effective date of the above-referenced Registration Statement in accordance with Rule 461 under the Securities Act of 1933, as amended to 5:00 p.m. Eastern Daylight Time on Tuesday, October 10, 2017. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

EARTHSTONE ENERGY, INC.

By: /s/ Frank A. Lodzinski

Name:  Frank A. Lodzinski

Title:    President and Chief Executive Officer